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Exhibit 1.1

Cross Country Reports 3rd Quarter Results;
Revenues up 18%; Announces Share Repurchase

        BOCA RATON, Fla., November 4, 2002 /PRNewswire/—Cross Country, Inc. (Nasdaq: CCRN—news) today reported revenue of $157.7 million for the three month period ended September 30, 2002, an increase of 18% over revenue of $133.5 million for the same period in the prior year. Income before discontinued operations for the third quarter of 2002 was $8.8 million or $0.26 per diluted share. Net income for the third quarter of 2002 was $5.9 million or $0.17 per diluted share, which included an after-tax loss from discontinued operations of $2.9 million, primarily reflecting asset impairment related to E-Staff's operations which have been classified as discontinued since the first quarter 2002. Earnings before interest, taxes, depreciation, amortization and non-recurring secondary offering costs (EBITDA), a key measure used by management to evaluate the company's operations, was $16.9 million for the three month period ended September 30, 2002, an increase of 4% over the same period in the prior year. The quarter was favorably impacted primarily by the results generated by the Company's travel nurse staffing businesses and lower interest and amortization expenses.

        "I am pleased with Cross Country's continued generation of solid revenue and cash flow growth this quarter," said Joseph A. Boshart, Cross Country's Chief Executive Officer and President. "The underlying fundamentals driving our businesses remain strong and the demand for our nurses continue to exceed the number of nurses we have coming off contract."

        For the nine month period ended September 30, 2002, Cross Country reported revenue of $468.5 million, an increase of 32% over the same period in the prior year. Net income before discontinued operations for the nine months ended September 30, 2002 was $24.4 million or $0.72 per diluted share compared to $7.6 million or $0.33 per diluted share in the same period of the prior year. Net income and its associated diluted EPS for the nine month period ended September 30, 2002 were $20.9 million and $0.62 compared to $6.6 million and $0.28, respectively, for the nine month period ended September 30, 2001. EBITDA for the nine month period ended September 30, 2002 was $48.8 million compared to $39.8 million for the same period in the prior year, an increase of 22%.

Healthcare Staffing

        Cross Country's Healthcare Staffing segment, which comprises travel staffing, clinical research trials staffing and per diem staffing, generated revenue for the three month period ended September 30, 2002 of $144.9 million, an increase of 17% over the same period in the prior year. This growth was driven primarily by increased average hourly bill rates in all businesses, increased numbers of field employees in travel staffing as well as incremental revenue generated by the January 2002 acquisition of NovaPro. Contribution income, defined as earnings before interest, taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment, for the three month period ended September 30, 2002 was $20.5 million, an increase of 4% over the same period in the prior year. This growth was primarily due to the same factors that drove revenue growth, but partially offset by an increase in recruiter compensation, increased expenses associated with recruiting nurses overseas for the Company's Assignment America business, and an increase in other selling expenses.

        For the nine month period ended September 30, 2002, revenue was $431.3 million, an increase of 31% over the same period in the prior year, and contribution income was $60.0 million compared to $49.7 million for the nine month period ended September 30, 2001.

Other Human Capital Management Services

        Cross Country's Other Human Capital Management Services segment, which comprises the education and training, healthcare consulting, and physician search services, generated revenue of $12.8 million for the three month period ended September 30, 2002, an increase of 36% over the same period in the prior year. This increase was driven primarily by the double-digit increase in revenues in its consulting and seminars businesses, including the consulting business generated by the Jennings Ryan & Kolb, Inc. acquisition in March 2002. Contribution income for the three- month period ended September 30, 2002 was $1.5 million, essentially flat with the year ago period primarily due to increased marketing expenses in the Company's education businesses.

        For the nine month period ended September 30, 2002, revenue was $37.2 million, an increase of 41% over the same period in the prior year and contribution income was $5.2 million compared to $4.3 million for the nine month period ended September 30, 2001.

Expectations for Fourth Quarter 2002 and Full Year 2003

        The following statements are based on current management expectations. These statements are forward-looking, and actual results may differ materially. With respect to Cross Country's financial targets for the full year 2002, the Company expects revenue to be between $630 and $633 million and EPS to be $1.02 per diluted share. Fourth quarter 2002 earnings before discontinued operations are expected to be $0.28 per diluted share. With respect to Cross Country's financial targets for the full year 2003, the Company is projecting revenue to be between $730 and $765 million and EPS in the range of $1.25 to $1.30 per diluted share. These EPS targets exclude discontinued operations and expenses associated with the company's secondary offering. It is Cross Country's intention to update its guidance quarterly.

        Cross Country also announced today that its Board of Directors has authorized a stock repurchase program whereby the Company may repurchase up to 1.5 million of its common shares at an aggregate price not to exceed $25 million. The shares may be repurchased from time-to-time in the open market. The repurchase program may be discontinued at any time at the discretion of the Company. Currently, the Company has approximately 32.6 million shares outstanding.

        Cross Country, Inc. is a leading provider of healthcare staffing services in the United States. The company has an active client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states.

        More information on Cross Country, Inc. can be obtained from our website, www.crosscountry.com.

        A listen-only simulcast of Cross Country's third quarter conference call will be available online beginning at 10:00 a.m. EST on Tuesday, November 5th at www.crosscountry.com, www.companyboardroom.com or by visiting any of the investor sites in CCBN's Individual Investor Network such as America Online's Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com). A playback recording of the call may be accessed by calling 1-800-405-2236, passcode 502421#, beginning at 12:30 p.m. on November 5th until 11:59 p.m. on Wednesday, November 13th.

        This release contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include the following our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "RISK FACTORS" in the Company's 10-K for the year ended December 31, 2001.

        Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed on this press release might not occur. While it is the Company's intention to update its guidance quarterly, it should not be assumed that our silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

For further information, please contact:
Victor Kalafa or Emil Hensel 877-686-9779

Cross Country, Inc.
Consolidated Statements of Operations *
(amounts in thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
			% Change			% Change
	2002	2001		2002	2001
Revenue from services	$157,656	$133,486	18%	$468,494	$356,193	32%
Operating expenses:
Direct operating expenses	117,376	99,387	18%	350,381	266,486	31%
Selling, general and administrative expenses	23,426	17,483	34%	68,967	48,559	42%
Bad debt expense	—	456	(100)%	359	1,318	(73)%
Depreciation	1,006	627	60%	2,477	1,790	38%
Amortization	781	3,840	(80)%	2,336	11,242	(79)%
Non-recurring secondary offering costs	—	—	—	1,008	—	ND

Total operating expenses	142,589	121,793	17%	425,528	329,395	29%

Income from operations	15,067	11,693	29%	42,966	26,798	60%
Other expenses:
Interest expense, net	975	4,375	(78)%	3,131	12,907	(76)%

Income before income taxes and discontinued operations	14,092	7,318	93%	39,835	13,891	187%
Income tax expense	(5,339)	(3,221)	66%	(15,416)	(6,260)	146%

Income before discontinued operations	8,753	4,097	114%	24,419	7,631	220%
Discontinued operations (a)	(2,881)	(175)	1546%	(3,518)	(1,035)	240%

Net income	$5,872	$3,922	50%	$20,901	$6,596	217%

Net income/(loss) per common share—basic:
Income before discontinued operations	$0.27	$0.18		$0.76	$0.33
Discontinued operations (a)	$(0.09)	$(0.01)		$(0.11)	$(0.05)

Net income	$0.18	$0.17		$0.65	$0.28

Net income/(loss) per common share—diluted:
Income before discontinued operations	$0.26	$0.18		$0.72	$0.33
Discontinued operations (a)	$(0.09)	$(0.01)		$(0.10)	$(0.05)

Net income	$0.17	$0.17		$0.62	$0.28

Weighted average common shares outstanding — basic	32,572	23,206		32,402	23,206
Weighted average common shares outstanding — diluted	33,615	23,206		33,871	23,206

ND—Not determinable

(a)
Includes an asset impairment related to E-Staff's operations of $2.5 million after taxes, in the three month and nine month periods ending September 30, 2002.

Cross Country, Inc.
Consolidated Condensed Balance Sheets *
(amounts in thousands)

	September 30, 2002	December 31, 2001
	(Unaudited)
Current assets:
Cash	$30,143	$2,736
Accounts receivable, net	91,301	87,415
Assets from discontinued operations, net	303	3,483
Other current assets	14,513	14,996

Total current assets	136,260	108,630
Property and equipment, net	12,144	8,502
Goodwill, net	226,018	218,749
Trademark, net	15,749	15,399
Other identifiable intangible assets, net	7,783	9,308
Other assets	1,202	1,392

Total assets	$399,156	$361,980

Current liabilities:
Accounts payable and accrued expenses	$3,450	$3,172
Accrued employee compensation and benefits	30,786	26,930
Current portion of debt	13,248	3,790
Income taxes payable	8,569	—
Liabilities from discontinued operations	169	174
Other current liabilities	2,739	1,832

Total current liabilities	58,961	35,898
Interest rate swap	1,151	2,509
Deferred income taxes	9,102	8,570
Long-term debt	32,047	45,076

Total liabilities	101,261	92,053
Commitments and contingencies
Stockholders' equity:
Common stock	3	3
Additional paid-in capital	264,366	258,152
Other stockholders' equity	33,526	11,772

Total stockholders' equity	297,895	269,927

Total liabilities and stockholders' equity	$399,156	$361,980

Segment Data*
(amounts in thousands)
(Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
			% Change			% Change
	2002	2001		2002	2001
Revenues:
Healthcare staffing	$144,861	$124,096	17%	$431,262	$329,849	31%
Other human capital management services	12,795	9,390	36%	37,232	26,344	41%

	$157,656	$133,486	18%	$468,494	$356,193	32%

Contribution income (a):
Healthcare staffing	$20,531	$19,663	4%	$59,983	$49,746	21%
Other human capital management services	1,471	1,470	0%	5,154	4,256	21%
Unallocated corporate overhead	(5,148)	(4,973)	4%	(16,350)	(14,172)	15%

EBITDA (b)	$16,854	$16,160	4%	$48,787	$39,830	22%

*
Certain amounts in the 2001 information have been reclassified to conform to the 2002 presentation.

Financial Statistics
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
EBITDA — ($000) (b)	$16,854	$16,160	$48,787	$39,830
EBITDA as % of revenue	10.7%	12.1%	10.4%	11.2%
FTE's (c)	5,448	4,953	5,536	4,657
Weeks worked (d)	70,824	64,389	215,904	181,623
Average healthcare staffing revenue per FTE per week (e)	2,045	1,927	1,997	1,816

(a)
Defined as earnings before interest, taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment.

(b)
Defined as income before interest, income taxes, depreciation, amortization and non-recurring secondary offering costs. EBITDA should not be considered a measure of financial performance under generally accepted accounting principles. Items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA is a key measure used by management to evaluate our operations and provide useful information to investors. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(c)
FTE's represent the average number of contract staffing personnel on a full-time equivalent basis.

(d)
Weeks worked is calculated by multiplying the FTE's by the number of weeks during the respective period.

(e)
Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement nurses.

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  Exhibit 1.1
Cross Country Reports 3rd Quarter Results; Revenues up 18%; Announces Share Repurchase
Cross Country, Inc. Consolidated Statements of Operations * (amounts in thousands, except per share data) (Unaudited)
Cross Country, Inc. Consolidated Condensed Balance Sheets * (amounts in thousands)
Segment Data* (amounts in thousands) (Unaudited)
Financial Statistics (Unaudited)